Exhibit 3.73

Liberty Star Minerals Announces Appointment of Matt Westbrook to the Board of Directors

TUCSON, AZ — December 22, 2025 — Liberty Star Minerals (OTCQB: LBSR) (“Liberty Star” or the “Company”) today announced the appointment of Matt Westbrook to its Board of Directors. Mr. Westbrook brings extensive experience in critical minerals development, national security–focused investment, and strategic engagement with U.S. Government partners. His background includes deep relationships across the Defense and Intelligence Communities which aligns directly with Liberty Star’s increased engagement with federal agencies regarding domestic critical mineral supply chains. The Company also announced that Saleem Elmasri, who has served on Liberty Star’s Board of Directors since 2023, has chosen to step down from his role. Mr. Elmasri will continue to support the Company as an advisor during the transition period, “We extend our sincere gratitude to Saleem for his service and contributions to Liberty Star,” said Pete O’Heeron, Chairman of Liberty Star Minerals. “His counsel and support have been instrumental during a pivotal stage of our development. At the same time, we are excited to welcome Matt Westbrook to the Board. His leadership in critical minerals and his strategic relationships will be invaluable as we work to advance our mineral exploration projects and support the United States’ growing demand for secure domestic resources.”

Mr. Westbrook added, “Establishing a US-based source of precious metals and critical minerals is vital to bolstering US economic resilience and the defense industrial base, which is exactly what Liberty Star is positioned to do.”

Mr. Westbrook will play a key role in supporting Liberty Star’s initiatives across its Hay Mountain Holdings, Earp Ridge, Red Rock Canyon targets, and American Strategic Minerals, a newly defined entity which can create partnership opportunities in critical minerals—areas with significant potential for copper, gold, rare earth elements, and other critical minerals essential to U.S. technology and defense infrastructure.

About Liberty Star Minerals

Liberty Star Minerals is a U.S. exploration company focused on strategic and commercially important critical minerals. The Company’s Hay Mountain Holdings LLC, which includes the Red Rock Canyon Gold Project, Earp Ridge Copper Project and American Strategic Minerals is located in southeast Arizona within a regionally significant porphyry copper-gold-molybdenum system. Liberty Star is actively pursuing joint venture partnerships to advance both projects and is committed to establishing U.S. mineral independence through domestic exploration and development.

Forward-Looking Statements

This release contains forward-looking statements as defined by the U.S. Private Securities Litigation Reform Act of 1995. These statements involve risks, uncertainties, and factors beyond the Company’s control that could cause actual results to differ materially from those expressed or implied. Forward-looking statements may include projections, expectations, plans, and assumptions regarding exploration results, mineral resources, and future operations. For a detailed discussion of risk factors, refer to the Company’s Annual Report on Form 10-K and other filings with the SEC. Regulation S-K 1300 Compliance: Liberty Star is classified as an “Exploration Stage Issuer” under Subpart 1300 of Regulation S-K. The Company currently has no mineral resources, or mineral reserves to report under this regulation. U.S. investors are cautioned not to assume that any part of the Company’s mineralized properties will be converted into measured or proven reserves.

Contact: Liberty Star Minerals Tucson, Arizona www.libertystaruranium.com

Liberty Star Minerals |Liberty Star

Uranium & Metals Corp.

LBSR: OTCQB

http://www.lbsr.us

Contact:

Liberty Star Minerals

Tracy Myers, Investor Relations

520-425-1433 – info@lbsr.us